Rec'd 7/3/02

UNITE[D STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, [D.C.]

02023568

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 44243

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2001 (MM/DD/YY) AND ENDING January 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Long Grove Trading Company

RECD S.E.C.
JUL 0 3 2002
535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Park Boulevard - Suite 800

(No. and Street)

Itasca	IL	60143
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Hopkins (630) 250-7000

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mark G. Argianas

(Name — *if individual, state last, first, middle name)*

1480 Renaissance Drive, Suite 206, Park Ridge, IL 60068

(Address) (City) (State) (Zip Code)

PROCESSED
JUL 1 9 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 7-18-02

OATH OR AFFIRMATION

I, Thomas A. Hopkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Long Grove Trading Company, as of January 31, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
DONNA M. BEHAN
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 09/24/05

Donna M Behan
Notary Public

Thomas Hopkins
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/89

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Long Grove Trading Company [13]

SEC FILE NO. [14]

FIRM ID. NO.: 010078 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

500 Park Boulevard - Suite 800 [20]
(No. and Street)

Itasca [21] Illinois [22] 60143 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): February 1, 2001 [24]

AND ENDING (MM/DD/YY): January 31, 2002 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Hopkins [30]

(Area Code)—Telephone No.: (630) 250-7000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
N/A	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 1st day of March 19 2002

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Mark G. Argianas [70]

ADDRESS Number and Street		City		State		Zip Code	
1480 Renaissance Drive Suite 206	71	Park Ridge	72	IL	73	60068	74

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Long Grove Trading Company | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) January 31, 2002 | 99

SEC FILE NO. ______ | 98

Consolidated [ ] 198

Unconsolidated [ ] 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash (Includes $210,000 in Certificates of Deposit)	$ 310,690	200			$ 310,690	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers	249,745	355	18,842	600	268,587	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ 130						
B. At estimated fair value		440	5,000	610	5,000	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ 150						
B. Other securities $ ______ 160						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ ______ 170						
B. Other securities $ ______ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ______ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	34,551	680	34,551	920
11. Other assets		535	286,045	735	286,045	930
12. TOTAL ASSETS	$ 560,435	540	$ 344,438	740	$ 904,873	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Long Grove Trading Company as of January 31, 2002

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers	196,225	1155		1355	196,225	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	139,617	1205	16,517	1385	156,134	1685
18. Notes and mortgages payable:						
A. Unsecured	11,000	1210			11,000	1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ ____ 970						
2. Includes equity subordination (15c3-1 (d)) of .... $ ____ 980						
B. Securities borrowings, at market value: from outsiders $ ____ 990				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ ____ 1000						
2. Includes equity subordination (15c3-1 (d)) of .... $ ____ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 346,842	1230	$ 16,517	1450	$ 363,359	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			1,064	1792
C. Additional paid-in capital			150,862	1793
D. Retained earnings			389,588	1794
E. Total			541,514	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 541,514	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 904,873	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Long Grove Trading Company** as of January 31, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				$ 541,514	3480
2.	Deduct ownership equity not allowable for Net Capital				( )	3490
3.	Total ownership equity qualified for Net Capital				541,514	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List) (Payable directly related to nonallowable receivable over 30 days)				11,027	3525
5.	Total capital and allowable subordinated liabilities				$ 552,541	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	344,438	3540		
	B. Secured demand note deficiency			3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges			3600		
	D. Other deductions and/or charges			3610	(344,438)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions				$ 208,103	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$		3660		
	B. Subordinated securities borrowings			3670		
	C. Trading and investment securities:					
	1. Exempted securities			3735		
	2. Debt securities			3733		
	3. Options			3730		
	4. Other securities			3734		
	D. Undue Concentration			3650		
	E. Other (List) Unified Management		14	3736	(14)	3740
10.	Net Capital				$ 208,089	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Long Grove Trading Company as of January 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 23,123	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 50,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 50,000	3760
14.	Excess net capital (line 10 less 13)	$ 158,089	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 173,405	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 346,842	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 346,842	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 1.67	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Long Grove Trading Company

For the period (MMDDYY) from 2/1/01 [3932] to 1/31/02 [3933]
Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 399,747	3935
	b. Commissions on listed option transactions		3938
	c. All other securities commissions	10,202,518	3939
	d. Total securities commissions	10,602,265	3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups		3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services	205,734	3975
8.	Other revenue	118,736	3995
9.	Total revenue	$ 10,926,735	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			$ 73,425	4120
11.	Other employee compensation and benefits			744,337	4115
12.	Commissions paid to other broker-dealers			9,470,901	4140
13.	Interest expense			2,477	4075
	a. Includes interest on accounts subject to subordination agreements		4070		
14.	Regulatory fees and expenses			1,675	4195
15.	Other expenses			683,873	4100
16.	Total expenses			$ 10,976,688	4200

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (49,953)	4210
18.	Provision for Federal income taxes (for parent only)			(529)	4220
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
	a. After Federal income taxes of		4238		
20.	Extraordinary gains (losses)				4224
	a. After Federal income taxes of		4239		
21.	Cumulative effect of changes in accounting principles				4225
22.	Net income (loss) after Federal income taxes and extraordinary items			$ (49,424)	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Long Grove Trading Company

For the period (MMDDYY) from 2/1/01 to 1/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 440,938	4240
A. Net income (loss)			(49,424)	4250
B. Additions (Includes non-conforming capital of	$ 150,000	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 541,514	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Long Grove Trading Company as of January 31, 2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Unified Management 4335	X	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

LONG GROVE TRADING COMPANY
HAMILTON LAKES, 500 PARK BOULEVARD - SUITE 800
ITASCA, ILLINOIS 60143

IDENTIFICATION NO. 36-3191621
FORM X-17A-5
JANUARY 31, 2002

UTILITY SCHEDULE

STATEMENT OF INCOME (LOSS)
LINE 15 - OTHER EXPENSES

Advertising and Promotion	$ 23,025
Amortization	30,000
Depreciation	17,547
Donations	500
Dues and Subscriptions	20,591
Insurance	15,352
Licenses	16,630
Meals and Entertainment	17,208
Office	55,562
Outside Labor	11,811
Payroll Taxes	47,352
Postage	55,117
Professional Fees	47,580
Rent and Utilities	156,926
Repairs and Maintenance	3,466
Seminars and Conferences - Net	(10,666)
Telephone	61,683
Travel	5,642
Website Expenses	108,547
TOTAL	$683,873

LONG GROVE TRADING COMPANY
RECONCILIATION OF COMPUTATION OF NET CAPITAL
JANUARY 31, 2002

Following is a reconciliation of the audited computation of net capital and computation of 15c-3-3 reserve requirements and the corresponding unaudited report previously submitted.

Net Capital Per January 31, 2002 - Unaudited Report		$178,263
a)	Increase in Allowable Receivable from Non-customers as a result of Auditing Procedures Performed	47,641
b)	Decrease in A.I. Liabilities, Accrued Expenses and Other - as a result of Auditing Procedures Performed	5,332
c)	Increase in Commissions Payable to Reps as a Result of Auditing Procedures Performed	(34,160)
d)	Payables Directly Related to Non-Allowable Receivables	11,027
e)	Haircut on Money Market Fund - Unified Management	(14)
	Net Capital per Page 17 - Part IIA - Audited Focus Report	$208,089

The quarterly report for January, 2002, as issued on Focus I was submitted prior to the audit's completion. Thus, differences noted above were not reflected on the quarterly Focus Report.

Mark G. Argianas
Certified Public Accountant
1480 Renaissance Dr. Suite 206
Park Ridge, Illinois 60068
Telephone (847) 827-7711

To the Director and
Stockholders of
Long Grove Trading Company
500 Park Boulevard - Suite 800
Itasca, Illinois 60143

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

In planning and performing our audit of the financial statements of Long Grove Trading Company (the Company) for the year ended January 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Respectfully submitted,

Mark G. Argianas
Certified Public Accountants

Park Ridge, Illinois
March 1, 2002

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 0 3 2002

DIVISION OF MARKET REGULATION

LONG GROVE TRADING COMPANY

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED JANUARY 31, 2002

AND AUDITOR'S REPORT

MARK G. ARGIANAS
CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

Mark G. Argianas
Certified Public Accountant
1480 Renaissance Dr. Suite 206
Park Ridge, Illinois 60068
Telephone (847) 827-7711

The Board of Directors
Long Grove Trading Company
500 Park Boulevard, Suite 800
Itasca, Illinois 60143

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Long Grove Trading Company as of January 31, 2002, and the related statements of operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Long Grove Trading Company as of January 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made primarily to form an opinion on the basic financial statements, taken as a whole as stated in the preceding paragraph. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted

Mark G. Argianas
Certified Public Accountants

Skokie, Illinois
March 1, 2002

LONG GROVE TRADING COMPANY
BALANCE SHEET
JANUARY 31, 2002

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$ 100,690		
Investment in Certificates of Deposits	210,000		
Commissions Receivable	268,587		
Prepaid Expenses	20,590		
Other Current Assets	113,440		
Corporate Income Taxes on Deposit - Net	21,063		
TOTAL CURRENT ASSETS			$ 734,370

PROPERTY AND EQUIPMENT

	Cost Basis	Accumulated Depreciation	Carrying Value	
Furniture and Equipment	$ 189,375	$ (183,054)	$ 6,321	
Computer Equipment	136,228	(129,830)	6,398	
Automobile	32,842	(11,010)	21,832	
TOTAL	$ 358,445	$ (323,894)		34,551

OTHER ASSETS

Investments	$ 5,000	
Future Benefit on Insurance Contracts - Net	120,000	
Security Deposits	10,952	
TOTAL OTHER ASSETS		135,952
TOTAL ASSETS		$ 904,873

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Commissions Payable		$ 196,225	
Loan Payable - Officer		11,000	
Accrued Expenses		29,834	
Employee Income Taxes Withheld		9,648	
Other Current Liabilities		100,135	
TOTAL CURRENT LIABILITIES			$ 346,842
DEFERRED INCOME TAX LIABILITY			16,517

STOCKHOLDER'S EQUITY

Capital Stock - $1.00 Stated Value, 100,000 Shares Authorized, 1,064 Shares Issued and Outstanding		$ 1,064	
Additional Paid-In Capital		150,862	
Retained Earnings - Beginning of Year	$ 439,012		
Net (Loss)	(49,424)		
Retained Earnings - End of Year		389,588	
TOTAL STOCKHOLDER'S EQUITY			541,514
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$ 904,873

The accompanying notes are an integral part of the financial statements.

LONG GROVE TRADING COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JANUARY 31, 2002

	Amount	Percent To Revenue
REVENUES	$10,807,999	100.0%
COMMISSION EXPENSE	9,470,901	87.6
GROSS PROFIT	$ 1,337,098	12.4%
OPERATING EXPENSES	1,505,786	13.9
INCOME FROM OPERATIONS	$ (168,688)	(1.6%)
OTHER INCOME:		
Miscellaneous Income	95,820	.9
Interest Income	22,915	.2
INCOME BEFORE INCOME TAXES	$ (49,953)	(.5%)
INCOME TAX (BENEFIT)	(529)	.0
NET (LOSS)	$ (49,424)	(.5%)

LONG GROVE TRADING COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)		$ (49,424)
Adjustment to Reconcile Net (Loss) to Net Cash (Used In) Operating Activities:		
Depreciation and Amortization	$ 47,547	
Decrease in Deferred Income Taxes	(6,877)	
Decrease in Commissions Receivable	133,615	
Increase in Other Current Assets	(97,642)	
Decrease in Commissions Payable	(140,706)	
Decrease in Other Current Liabilities	(2,633)	
TOTAL ADJUSTMENTS		(66,696)
NET CASH (USED IN) OPERATING ACTIVITIES		$ (116,120)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment		(3,216)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Loan Payable - Officer		11,000
DECREASE IN CASH AND CASH EQUIVALENTS		$ (108,336)
CASH AND CASH EQUIVALENTS - Beginning of Year		209,026
CASH AND CASH EQUIVALENTS - End of Year		$ 100,690
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION		
Interest Paid		$ 2,477
Income Taxes Paid		$ 42,165

LONG GROVE TRADING COMPANY
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2002

Note (1) - Summary of Significant Accounting Policies

A. Business:

Long Grove Trading Company (Company), a corporation formed on January 24, 1979 in the State of Illinois, is a broker-dealer of securities, registered with the Securities and Exchange Commission (SEC) licensed to do business in most states in the United States. A substantial portion of revenue is incurred through sale commissions on mutual funds and variable annuities.

B. Property and Equipment:

The cost of property and equipment is depreciated over the following estimated useful lives:

	Years
Furniture and Equipment	5-7
Computer Equipment	3-7
Automobiles	5

Depreciation is computed on the Accelerated Method for both financial reporting and income tax purposes. Depreciation expense for the year ended January 31, 2002 is $17,547.

C. Income Taxes:

The income tax returns of the Company are filed on the cash basis method of accounting. The provision for income taxes is based on earnings reported in the financial statements. Deferred income taxes are provided on timing differences between reported earnings and taxable income.

D. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

E. Cash Flows:

Cash equivalents are all highly liquid investments with a maturity of three months or less when purchased.

LONG GROVE TRADING COMPANY
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2002

Note (1) - Summary of Significant Accounting Policies - (continued)

F. Cash Balances:

The Company may at times, maintain cash or investments in amounts that exceed insured limits. The Company has not experienced any losses nor does it believe it is exposed to any significant credit risk.

G. Financial Instruments:

Unless otherwise disclosed the carrying amounts of financial instruments (most operating assets and liabilities) approximates their fair value because of their short-term nature.

Note (2) - Related Party Transactions

Loan from Officer:

During the year ended January 31, 2002, the Company received a noninterest-bearing loan of $11,000 from the sole stockholder of the Company. There is a balance due of $11,000 at January 31, 2002.

Heritage Capital Management:

Heritage Capital Management, a related party due to common management, performs "market timing" services for customers of Long Grove Trading Company. Heritage Capital Management remits to the Company its share of revenues less expenses for these services performed per an agreement between the parties. Current year's income from Heritage Capital Management totaled $31,968. Included in Other Current Assets is $31,968 due from Heritage Capital Management at January 31, 2002, which has been subsequently collected.

Note (3) - Line of Credit

Firstar Bank:

The Company has a $50,000 revolving credit loan agreement with Firstar Bank. The note bears interest at prime (4.75% at January 31, 2002), is payable on demand and is secured by Certificates of Deposit which are being held in safekeeping by the Bank. The note matures January 31, 2003. There is no balance outstanding on the note at January 31, 2002.

LONG GROVE TRADING COMPANY
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2002

Note (3) - Line of Credit - (continued)

American National Bank:

The Company has a $25,000 revolving line of credit agreement with American National Bank. The line bears interest at 4.75%, is payable on demand and is secured by certificates of deposit being held in safekeeping by the bank. The agreement expires April 30,2002. There is no balance outstanding on this note at January 31, 2002.

Note (4) - Leases

The Company leases office space at 500 Park Boulevard, Itasca, Illinois under a five year operating lease agreement which expires in fiscal year 2004.

Minimum lease commitments at January 31, 2002 are as follows:

2003	$212,469
2004	107,804
	$320,273

During the current year, rent payments totaled $213,744.

In addition, the Company received $64,624 in sublease rent income from various tenants, most of which are also on month to month lease agreements. The net rent expense for the year ended January 31, 2002 was $149,120.

Note (5) - Profit Sharing Plan

The Company sponsors a profit sharing plan covering substantially all employees. Contributions are determined annually at the discretion of management. There was no contribution for the year ended January 31, 2002.

Note (6) - Investments in Certificate of Deposit

The Company has invested in short-term certificates of deposit totaling $210,000 at January 31, 2002, which are carried at cost which approximates market value. The certificates of deposit bear interest at market rates.

LONG GROVE TRADING COMPANY
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2002

Note (6) - Investments in Certificate of Deposit - (continued)

The Line of Credit - Firstar Bank (as described in Note (3) is secured by $100,000 in certificates of deposit held at the bank.

The Line of Credit - American National Bank (as described in Note (3) is secured by $110,000 in Certificate of Deposits held at the bank.

Note (7) - Income Taxes

Deferred income taxes arise from timing differences resulting from the use of accrual basis reporting for financial statement purposes and cash basis reporting for income tax purposes. Timing differences of approximately $75,000 exist at January 31, 2002 using an anticipated tax rate of 22%.

The components of income tax expense are:

Current Taxes	$ 5,336
Deferred Taxes	(6,877)
Prior Taxes - Underaccrual	1,012
Income Tax Expense - Net	$ (529)

Note (8) - Advertising

Advertising costs are expensed as they are incurred and were $23,025 for the year ended January 31, 2002.

Note (9) - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At January 31, 2002, the Company had net capital of $208,089 which was $158,089 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.67.

LONG GROVE TRADING COMPANY
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2002

Note (10) - Future Benefit on Insurance Contracts - Net

On February 1, 2001, the Company acquired the revenue producing assets of Sterling Insurance Services, Inc., (Sterling) which includes general agency sales agreements with various major insurance companies. The acquisition is accounted for under the purchase method of accounting. In exchange for the assets acquired, the sole owner of Sterling received 64 shares of Long Grove Trading Company's common stock, representing a 6% ownership in the Company. The value of the assets acquired have been valued at $150,000 at the date of purchase and are being amortized over five years. Amortization expense totaled $30,000 for the year ended January 31, 2002.

Note (11) - Subsequent Event

A non-binding letter of intent was signed subsequent to the end of the fiscal year, whereby the Company is negotiating to acquire the assets of another broker-dealer, which is similar in size to Long Grove. The proposed acquisition will be financed by a third party which is a publicly held Company, who will become a significant shareholder in Long Grove. There is no definite timetable as to the finalization of this acquisition.

SUPPLEMENTARY INFORMATION